                                                                GTECH Holdings Corporation
                                                                55 Technology Way
                                                                West Greenwich, Rhode Island
                                                                02817 USA
                                                                Tel: 401-392-1000
                                                                Fax: 401-392-1234
                                                                Email: Michael.Prescott@gtech.com

March 21, 2006

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: GTECH Holdings Corporation Preliminary Proxy Statement on Schedule 14A filed February 23, 2006.

Dear Ms. Jacobs:

I am the Deputy General Counsel of GTECH Holdings Corporation (“GTECH”).  I am responding to your letter dated March 7, 2006.  By separate letter, GTECH’s counsel, Cravath, Swaine & Moore LLP, is responding on GTECH’s behalf to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in such letter.

GTECH hereby acknowledges that (i) GTECH is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) GTECH may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I may be of further assistance, please do not hesitate to call me at (401) 392-7605.

Yours sincerely,

/s/ Michael Prescott
Michael Prescott
Vice President and Deputy General Counsel

CC:

Anne Nguyen
Daniel Lee
Division of Corporation Finance